SHUMAKER, LOOP & KENDRICK, LLP
ATTORNEYS AT LAW
	101 EAST KENNEDY BOULEVARD	OTHER OFFICES:
JULIO C. ESQUIVEL	TAMPA, FLORIDA 33602	CHARLOTTE, NC
(813) 227-2325	(813) 229-7600	COLUMBUS, OH
jesquivel@slk-law.com	FAX (813) 229-1660	TOLEDO, OH

MAILING ADDRESS:
P.O. BOX 172609
TAMPA, FLORIDA 33672-0609

August 22, 2007

VIA EDGAR

Mr. Jeffrey Riedler

Assistant Director

Division of Corporation Finance

Mail Stop 6010

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	GeoPharma, Inc.
Registration Statement on Form S-3 Filed April 26, 2007
Amendment No. 1 thereto filed June 5, 2007
File No. 333-142369

Dear Mr. Riedler:

On behalf of GeoPharma, Inc. (the “Company”), we herein respond to the comments of the Staff of the Division of Corporation Finance, dated June 19, 2007, with respect to Amendment No. 1 to the Registration Statement referenced above. For your convenience, the Staff’s single comment is set forth in bold below and our response to the comment follows.

General

We note your response to our comments and your analysis of Rule 415. In view of the number of shares to be registered on behalf of Whitebox Pharmaceutical Growth Fund relative to the number of shares outstanding held by non-affiliates, we have determined that this is a primary offering and the selling shareholder must be identified as an underwriter. In addition, since the registrant does not appear to be eligible for a primary offering on Form S-3, the registration statement should be filed on the form the registrant is eligible to use for a primary offering and must set a price at which the shares will be offered. Alternatively, you may reduce the number of shares registered on behalf of Whitebox Pharmaceutical Growth Fund.

In response to the Staff’s comment, simultaneously with the filing of this letter, the Company is filing its second amendment to the above-referenced registration statement, wherein it has reduced, pursuant to our conversations with the Staff and accordance with its guidance, the number of shares registered on behalf of Whitebox Pharmaceutical Growth Fund.

Securities and Exchange Commission

August 22, 2007

Should you have any further questions or comments, please call me at the number indicated above. We look forward to working with you to obtain the effectiveness of the registration statement.

Very truly yours,

/s/Julio C. Esquivel

Julio C. Esquivel